UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-98435-99

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLAN FOR THE EMPLOYEES

OF NEWMARKET CORPORATION AND AFFILIATES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMARKET CORPORATION

330 SOUTH FOURTH STREET

RICHMOND, VIRGINIA 23218-2189

Savings Plan for the Employees of NewMarket Corporation and Affiliates

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the

Savings Plan for the Employees of NewMarket Corporation and Affiliates

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for the Employees of NewMarket Corporation and Affiliates (the “Plan”) as of December 31, 2009 and December 31, 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and December 31, 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules as listed in the Index of Financial Statements and Supplemental Schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.
Glen Allen, Virginia
June 21, 2010

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Statements of Net Assets Available for Benefits

December 31, 2009 and December 31, 2008

	2009	2008
Assets
Cash	$18,299	$0
Investments, at fair value (Notes 3 and 4)	234,871,485	137,500,041
Receivables
Employee contributions	12,904	236,708
Employer contributions	5,174	104,534
Interest and dividends	373,311	297,599

Total assets	235,281,173	138,138,882

Liabilities
Due to trustee	0	163,891

Net assets at fair value	235,281,173	137,974,991
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	2,925,539	4,585,884

Net assets available for benefits	$238,206,712	$142,560,875

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and December 31, 2008

	2009	2008
Additions to net assets attributed to
Net appreciation in fair value of investments (Note 4)	$91,831,287	$0
Contributions
Employees	6,643,429	6,340,521
Employer, net of forfeitures	2,739,338	2,604,461
Investment income - interest and dividends	3,586,542	5,724,292

Total additions	104,800,596	14,669,274

Deductions from net assets attributed to
Net depreciation in fair value of investments (Note 4)	0	(52,988,930)
Benefit payments	(9,154,759)	(11,065,890)

Total deductions	(9,154,759)	(64,054,820)

Net increase/(decrease)	95,645,837	(49,385,546)

Net assets available for benefits
At beginning of year	142,560,875	191,946,421

At end of year	$238,206,712	$142,560,875

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2009 and December 31, 2008

1.	Description of Plan

General

The Savings Plan for the Employees of NewMarket Corporation and Affiliates (the Plan) is a defined contribution plan covering all eligible employees of NewMarket Corporation and certain subsidiaries (the Company or NewMarket). Employees become eligible to participate on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan document, which is available at the main office of the Plan administrator at 330 South Fourth Street, Richmond, Virginia 23218.

Effective November 3, 1997, Merrill Lynch Bank and Trust Company, FSB was appointed investment manager and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. was appointed recordkeeper.

Contributions

Participants in the Plan may make pre-tax contributions from 1% to 50% of their base pay, as defined in the Plan document. Participants may make after-tax contributions from 1% to 15% of their base pay. Participants who are deemed “highly compensated” are limited to contributions of 10% of their base pay on both a pre-tax and after-tax basis. Any combination of pre-tax and after-tax contributions is subject to the 10%, 15%, or 50% limits. In addition, federal law places a dollar limit on the amount of pre-tax contributions an individual can make to 401(k) plans during a calendar year. NewMarket may also impose an annual Plan contribution limitation that is lower than the maximum federal limitation. For 2009, the Plan limit and the federal limit were both $16,500. For 2008, the Plan limit and the federal limit were both $15,500. Effective July 1, 2003, participants who have attained age 50 may make “catch-up” contributions in a dollar amount established by the Internal Revenue Service ($5,500 for 2009 and $5,000 for 2008).

NewMarket contributes 50% of the first 10% of base pay that a participant contributes to the Plan. Contributions made by NewMarket are invested in the NewMarket Corporation Common Stock Fund. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participant contributions are 100% vested at all times while contributions made by NewMarket are 40% vested after two years of service, 60% vested after three years of service, 80% vested after four years of service and 100% vested after five years of service.

Administration Expenses

Costs of administering the Plan are borne entirely by NewMarket and no charge is made to the Plan with respect thereto.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s contributions, as well as allocations of Plan earnings or losses and administrative fees. Allocations are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Benefit Payments

Benefits are recorded when paid. Participants may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual retirement account or another qualified plan.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2009 and December 31, 2008

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Loans are made over a period not to exceed five years. The loans are collateralized by the balance in the participant’s account and bear a reasonable fixed rate of interest determined by the Plan administrator based on a rate of return commensurate with the prevailing interest rate charged on similar commercial loans by persons in the business of lending money. Interest rates on participant loans ranged from 4.25% to 9.25% at December 31, 2009 and 5% to 9.25% at December 31, 2008. Interest rates are determined as of the date of the loan. Principal and interest are paid through payroll deductions.

Forfeitures

Participants who leave NewMarket before becoming fully vested in NewMarket contributions forfeit the value of their nonvested account. Forfeitures during a Plan year can serve to reduce required Company contributions and/or to cover Plan administrative expenses. The forfeiture balance was $180 at December 31, 2009 and $48 at December 31, 2008. Forfeitures that reduced the Company’s contributions were $47,469 for 2009 and $100,747 for 2008.

Employee Stock Ownership Plan Feature

Effective October 22, 2009, NewMarket amended the Plan to designate a portion of the Plan’s assets as an employee stock ownership plan (ESOP). The portion of the Plan assets designated as an ESOP is comprised of NewMarket Corporation common stock. All dividends with a record date on or after December 1, 2009 declared on NewMarket Corporation common stock held in the ESOP are fully vested without regard to whether any other portion of the ESOP or any participant’s account is vested. In addition, with respect to those dividends, participants are permitted to make an election to receive those dividends or to have those dividends reinvested in the ESOP. Under the amendment and effective January 1, 2010, a participant may request the liquidation and transfer of all or a portion of his or her investment in the ESOP to an alternate investment fund at any time. Further, a participant may request that his or her ESOP benefits be distributed in the form of NewMarket Corporation Common Stock. In addition to a participant’s after-tax, pre-tax and rollover accounts, loans are available under the ESOP from the portion of a participant’s account attributable to dividends with a record date on or after December 1, 2009, declared on shares of NewMarket Corporation common stock held in the ESOP.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The investments in all funds of the Plan are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. Investments are reflected at fair value in the financial statements, except for fully benefit-responsive investment contracts which are stated at contract value. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2009 and December 31, 2008

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits, because contract value represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various mutual fund and commingled trust fund investment options in stocks, bonds and fixed income securities, as well as direct common stock investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

3.	Fair Value Measurements

The Plan complies with Accounting Standards Codification 820, Fair Value Measurements (ASC 820). ASC 820 defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements.

Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. ASC 820 establishes a hierarchy in determining the fair value of an asset or liability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Level 1 inputs include quoted market prices in an active market for identical assets or liabilities. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data.

The following is a description of valuation methodologies used for fair value measurement of investments:

Common stock	Common stock is valued at the closing price reported on the New York Stock Exchange.

Mutual funds	Mutual funds are valued at the closing price reported on the NASDAQ.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2009 and December 31, 2008

Commingled trust funds	Commingled trust funds are valued daily at the net asset value of shares or units held by the Plan based on quoted market value of the underlying assets.

Participant loans	Participant loans are valued at amortized cost, which approximates fair value.

The valuation methodologies described above may generate a fair value calculation that may not be indicative of net realizable value or future fair values. While the Plan believes the valuation methodologies used are appropriate, the use of different methodologies or assumptions in calculating fair value could result in different amounts.

The following table provides information by level on the fair value of the Plan’s investments.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2009 and December 31, 2008

	Fair Value December 31, 2009
		Fair Value Measurements Using
		Level 1	Level 2	Level 3
Mutual funds:
Value funds	$27,821,807	$27,821,807	$0	$0
Fixed income funds	27,507,185	27,507,185	0	0
Growth funds	21,210,594	21,210,594	0	0
Balanced funds	3,769,701	3,769,701	0	0

Total mutual funds	80,309,287	80,309,287	0	0

Common stock	93,049,197	93,049,197	0	0
Commingled trust funds:
Guaranteed investment contracts	37,618,322	3,022	37,506,774	108,526
Blended funds	20,829,178	18,465,722	2,363,456	0
Government obligations and commercial paper	1,855,258	0	1,855,258	0

	60,302,758	18,468,744	41,725,488	108,526

Participant loans	1,210,243	0	0	1,210,243

Total investments at fair value	$234,871,485	$191,827,228	$41,725,488	$1,318,769

	Fair Value December 31, 2008
		Fair Value Measurements Using
		Level 1	Level 2	Level 3
Mutual funds:
Value funds	$16,985,415	$16,985,415	$0	$0
Fixed income funds	16,527,104	16,527,104	0	0
Growth funds	13,670,052	13,670,052	0	0
Balanced funds	2,992,080	2,992,080	0	0

Total mutual funds	50,174,651	50,174,651	0	0

Common stock	41,759,891	41,759,891	0	0
Commingled trust funds:
Guaranteed investment contracts	24,594,549	0	24,465,671	128,878
Blended funds	15,972,799	13,991,827	1,980,972	0
Government obligations and commercial paper	3,811,535	0	3,811,535	0

	44,378,883	13,991,827	30,258,178	128,878

Participant loans	1,186,616	0	0	1,186,616

Total investments at fair value	$137,500,041	$105,926,369	$30,258,178	$1,315,494

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2009 and December 31, 2008

The following table provides a summary of changes in the fair value of the Plan’s Level 3 assets.

	Participant Loans	Commingled Trust Funds	Total
Balance - January 1, 2008	$1,378,120	$6,847	$1,384,967
Realized gains/(losses)	0	0	0
Changes in unrealized appreciation/(depreciation)	0	82,331	82,331
Net purchases/(sales)/issuances/(settlements)	(191,504)	39,700	(151,804)
Net transfers in/(out) of Level 3	0	0	0

Balance - January 1, 2009	1,186,616	128,878	1,315,494
Realized gains/(losses)	0	0	0
Changes in unrealized appreciation/(depreciation)	0	(53,144)	(53,144)
Net purchases/(sales)/issuances/(settlements)	23,627	12,127	35,754
Net transfers in/(out) of Level 3	0	20,665	20,665

	$1,210,243	$108,526	$1,318,769

4.	Investments

Participants currently in the Plan may invest their Plan account in any of the active 10 mutual funds, 3 commingled trust funds, and 1 common stock fund, or in any combination thereof. Investments also include 2 common stock funds, in which new investments are prohibited. Participants may invest their own contributions to the Plan (Pre-Tax, Catch-up, After-Tax and Rollover Accounts) in these active investment funds in one percent increments and may transfer among the active funds at any time. Contributions made by NewMarket are invested in the NewMarket Corporation Common Stock Fund.

Starting January 1, 2007, the Plan allows more choices in the way participants can invest their Company Matching and Discretionary Accounts under the Plan. Until December 31, 2006, a participant could transfer all or part of his or her investment out of NewMarket Corporation Common Stock Fund only one time during one period of employment with the Company. Beginning January 1, 2007, a participant with three years of service with the Company may begin to transfer all or part of his or her post-January 1, 2007 matching or discretionary contributions that are invested in the NewMarket Corporation Common Stock Fund to any of the other investment funds offered under the Plan on a daily basis. However, unless the participant is already age 55, this new transfer right is being phased in over a three-year period for pre-2007 matching and discretionary contributions. A participant who has attained age 55 and completed at least three years of service before January 1, 2006, may transfer all or part of his or her matching or discretionary contributions that are invested in the NewMarket Corporation Common Stock Fund on a daily basis at any time on or after January 1, 2007.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2009 and December 31, 2008

The following table presents investments held at year-end that represent at least five percent (5%) or more of net assets available for benefits at December 31.

	2009	2008
NewMarket Corporation Common Stock Fund (Note 8)	$80,978,039	$33,227,418
Merrill Lynch Retirement Preservation Trust	39,473,580	28,406,084
Merrill Lynch Equity Index Trust	18,465,722	14,207,931
Albemarle Corporation Common Stock	*	7,263,417
PIMCO Total Return Fund	27,507,185	16,527,104
* Represents less than 5% of Plan assets at December 31, 2009.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows.

	2009	2008
Common stock	$74,762,933	$(21,652,692)
Mutual funds	12,674,887	(21,784,423)
Commingled trust funds	4,393,467	(9,551,815)

	$91,831,287	$(52,988,930)

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2009 and December 31, 2008

5.	Non-participant Directed Investment

Information about net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the NewMarket Corporation Common Stock Fund (see Note 8) is as follows.

	2009	2008
Net assets:
Investment in NewMarket Corporation Common Stock Fund	$56,881,809	$22,096,983
Dividend receivable	264,695	188,214
Employer contribution receivable	5,174	104,534

	$57,151,678	$22,389,731

Increases in fund assets:
Employer’s contributions	$2,639,897	$2,703,954
Investment income	630,555	513,923
Net appreciation in fair value of investments	47,762,260	0

Total additions	51,032,712	3,217,877

Decreases in fund assets:
Benefit payments	(1,917,531)	(1,979,678)
Net depreciation in fair value of investments	0	(10,539,016)

Total deductions	(1,917,531)	(12,518,694)

Net increase/(decrease) prior to transfers	49,115,181	(9,300,817)
Interfund transfers to participant directed investments	(14,353,234)	(11,148,938)

Net increase/(decrease)	$34,761,947	$(20,449,755)

6.	Tax Status

The Internal Revenue Service has determined and informed the Plan administrator by letter dated March 28, 2003 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Management has evaluated the effects of accounting guidance related to uncertain income tax positions that became effective in 2009 and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2009.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2009 and December 31, 2008

7.	Plan Termination

Although it has not expressed any intent to do so, NewMarket has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

8.	Related-Party Transactions

Certain Plan investments are shares of investment funds managed by Merrill Lynch Bank and Trust Company, FSB, the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. Investments in the NewMarket Corporation Common Stock Fund represent investments in shares of common stock of NewMarket Corporation, the Plan sponsor. The table below shows the activity in the NewMarket Corporation Common Stock Fund (both participant directed and non-participant directed) during 2009 and 2008.

	Shares	Amount
Balance - January 1, 2008	1,063,919	$59,249,657
Purchases	572,525	25,574,911
Distributions and sales	(684,642)	(34,984,351)
Depreciation	0	(16,612,799)

Balance - December 31, 2008	951,802	33,227,418
Purchases	352,565	21,426,205
Distributions and sales	(598,799)	(43,590,488)
Appreciation	0	69,914,904

Balance - December 31, 2009	705,568	$80,978,039

9.	Subsequent Events

The Plan Sponsor’s management has evaluated subsequent events through the date the financial statements were issued.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

EIN: 20-0812170 PN: 002

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description	(d) Cost **	(e) Current value
*	NewMarket Corporation	Common stock; no par value (705,568 shares)	$22,900,275	$80,978,039
	Tredegar Corporation	Common stock; no par value (67,998 shares)		1,075,727
	Albemarle Corporation	Common stock; $.01 par value (302,321 shares)		10,995,431
*	Participant Loans	Loans to participants bearing interest at 4.25% - 9.25%, maturity dates of 01/11/10 - 12/25/14		1,210,243
*	Merrill Lynch Retirement Preservation Trust	Collective trust (42,399,119 units) (including guaranteed investment contracts)		39,473,580
*	Merrill Lynch Equity Index Trust	Collective trust (1,321,813 units)		18,465,722
*	Merrill Lynch International Index Trust	Collective trust (142,120 units)		2,363,456
	PIMCO Total Return Fund	Mutual fund (2,546,962 units)		27,507,185
	Allianz NFJ Small Cap Fund	Mutual fund (234,639 units)		5,431,902
	Blackrock Balanced Capital Fund	Mutual fund (191,453 units)		3,769,701
	Blackrock Fundamental Growth Fund	Mutual fund (340,816 units)		6,775,424
	Franklin Small-Mid Cap Growth Fund	Mutual fund (215,520 units)		6,428,970
	Davis New York Venture Fund	Mutual fund (217,976 units)		6,820,474
	Oakmark International Fund	Mutual fund (636,906 units)		10,725,493
	Van Kampen Growth and Income Fund	Mutual fund (438,931 units)		7,589,109
	Putnam Small Cap Growth Fund	Mutual fund (83,975 units)		1,185,726
	Perkins Mid Cap Value Fund	Mutual fund (205,823 units)		4,075,303

				234,871,485
	Adjustment from fair value to contract value for fully benefit-responsive investment contracts			2,925,539

				$237,797,024

*	Denotes a party in interest to the Plan
**	Cost information is not required for participant-directed investments

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2009

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)
* NewMarket Corporation	Common stock; 291 purchases	$3,340,071	$0	$3,340,071	$3,340,071	$0
* NewMarket Corporation	Common stock; 202 sales	$0	$15,533,862	$4,111,408	$15,533,862	$11,422,454

*	Denotes a party in interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR THE EMPLOYEES OF NEWMARKET CORPORATION AND AFFILIATES

Date: June 22, 2010	By:	/s/ D. A. Fiorenza
David A. Fiorenza
Vice President, Treasurer and Principal
Financial Officer, Member of the
Master Trust Committee

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Keiter, Stephens, Hurst, Gary & Shreaves, P.C.